UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated 11 August 2026

Commission File Number 001-31318

Gold Fields Limited
(Translation of registrant’s name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Fields Limited

Date: 11 August 2026	By:	/s/ Mike Fraser
		Name:	Mike Fraser
		Title:	Chief Executive Officer

INDEX TO EXHIBITS

No.	Exhibit
99.1	Gold Fields SENS Announcement